October 4, 2017

Mr. Terry French

Mr. Charles Eastman

Ms. Celeste M. Murphy

Mr. Larry Spirgel

Mr. Joshua Shainess

Division of Corporation Finance

Securities and Exchange Commission

100F Street, NE

Mail Stop 7010

Washington, DC 20549

U.S.A.

Re:                 iKang Healthcare Group, Inc.

Form 20-F for the Fiscal Year Ended March 31, 2017

Filed August 15, 2017

File No. 001-36765

Dear Mr. French, Mr. Eastman, Ms. Murphy, Mr. Spirgel and Mr. Shainess,

iKang Healthcare Group, Inc. (the “Company”) acknowledges receipt of a comment letter from the staff of the Securities and Exchange Commission (the “Staff”) dated September 28, 2017 with respect to the Company’s Form 20-F for the fiscal year ended March 31, 2017.

The Company has carefully reviewed and considered the Staff’s comments, and is in the process of preparing a response to these comments. Regrettably, October 1 to 8 are official holidays in China, therefore the Company believes that it will not be in a position to respond to the Staff’s comments within ten business days, as requested by the Staff. The Company would need additional time to prepare the response. The Company will provide its response to the Staff’s comments by October 26, 2017 and appreciates the Staff’s accommodation in this regard.

Should you have any questions regarding the foregoing or require additional information, please contact me at fax number (86-10) 5320-6689 or email address luke.chen@ikang.com, or Mr. Li He of Davis Polk & Wardwell LLP at telephone number (86-10) 8567-5005 or email address li.he@davispolk.com.

Sincerely,

By:	/s/ YANG CHEN
Name: Yang Chen
Title: Chief Financial Officer

Cc: Li He, Davis Polk & Wardwell LLP